KOFF, CORN & BERGER, P.C.
                                ATTORNEYS AT LAW
DOUGLAS B. KOFF             303 EAST SEVENTEENTH AVENUE                TELEPHONE
                                    SUITE 940                       303.861.1166
                            DENVER, COLORADO 80203-1262
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                                October 13, 2006



Ms. Pamela A. Long
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C.  20549

         Re: OraLabs Holding Corp.; Schedule 13E-3, Filed August 21, 2006;
             Preliminary Proxy Statement on Schedule 14A, filed August 21, 2006; SEC File No. 000-23039
             Our File No. 5671.039

Dear Ms. Long:

     This letter is submitted on behalf of OraLabs Holding Corp. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Preliminary Proxy Statement on Schedule 14A (filed on August 21, 2006, File No. 000-23039) (the "Proxy Statement"), and the Schedule 13E-3 filed on the same date, as set forth in your letter to Gary H. Schlatter dated September 18, 2006 (the "Comment Letter"). This letter supplements the partial responsive letters that were filed on September 28, 2006 (File No. 000-23039) and October 6, 2006 (File No. 000-23039).

     For reference purposes, the text of your letter dated September 18, 2006 has been reproduced below in italics with responses below each numbered comment. Two marked copies of the revised Preliminary Proxy Statement are being sent to both Mr. Andrew Schoeffler (Staff Attorney) and Mr. Al Pavot (Staff Accountant) by overnight delivery. All capitalized terms used in this letter and not defined have the same meanings that are specified in the Proxy Statement.

     In accordance with the partial responsive letters that the Company previously filed, the Company and Mr. Schlatter are filing an amendment to the
Schedule 13E-3 that was filed on August 21, 2006, pursuant to which the filing of the Schedule 13E-3 will be withdrawn. As a result, certain of the comments in the Comment Letter are no longer applicable, as will be indicated below.

Ms. Pamela A. Long
October 13, 2006
Page 2



Schedule 13E-3
--------------

General
-------

     1. Refer to General Instruction F to Schedule 13E-3. Since you are incorporating by reference to the disclosure appearing in the proxy statement filed by OraLabs Holdings Corp. in connection the these transactions, the proxy statement should be included as an exhibit to the Schedule 13E-3.

     Not applicable per withdrawal of Schedule 13E-3.

     2. Rule 13E-3 under the Exchange Act provides that each affiliate that is engaged in a going private transaction must file a Schedule 13E-3 and furnish all of the required disclosures. Please advise us as to why the PSHL Shareholders should not be deemed to be affiliates who are engaged in a going private transaction. In addition, we note that Mr. Schlatter's family trust will retain its shares of OraLabs after the transaction, that OraLabs Inc. will purchase shares in connection with the tax indemnification, and that the non-employee directors will also receive shares in connection with the transaction. Please tell us why the trust, OraLabs, Inc. and the non-employee directors are not also affiliates engaged in the transaction. Alternatively, include them as filing persons on the Schedule 13E-3 and revise your disclosures throughout the proxy statement accordingly. We may have additional comments upon review of your response.

     Not applicable per withdrawal of Schedule 13E-3.

     3. See our comment above. Your analysis should also address whether PSHL itself should be included as a filer on the Schedule 13E-3. In this regard, we note that we believe that the control persons of PSHL should be added as filers, and that PSHL is a party to these transactions. Please revise or advise.

     Not applicable per withdrawal of Schedule 13E-3.

     4. We note that you have based the filing fee on the 25,741,335 shares of common stock that will be issued to the PSHL stockholders. We also note that it appears that the going private transaction also includes the shares of common stock that you will redeem from Mr. Schlatter and the shares of common stock that will be purchased by OraLabs, Inc. Please revise accordingly. Please also comply with this comment on the cover page of the Schedule 14A.

     Insofar as this comment refers to the Schedule 13E-3, it is not applicable per the withdrawal of that filing. With respect to the cover page of the
Schedule 14A, the figure of 25,741,335 equals the sum of the 25,441,335 shares to be issued to the PSHL Shareholders and the 300,000 shares to be issued to the non-employee directors of OraLabs. The Company does not believe that the possible purchase by OraLabs, Inc. of shares with respect to its Tax Indemnity Agreement should be included for purposes of calculating the filing fee, as there is no assurance that the shares will be purchased and if they are purchased they will be purchased at a price equal to or greater than the market value of the shares. Similarly, we do not believe that the shares representing 100% ownership of OraLabs, Inc. (the public company's subsidiary) to be acquired by Mr. Schlatter should be included for purposes of calculating the filing fee. Mr. Schlatter will acquire those shares in consideration for the redemption of his controlling interest in the Company, not as a transfer of shares to security holders.

Ms. Pamela A. Long
October 13, 2006
Page 3


Item 1. Summary Term Sheet page 4
---------------------------------

     5. It appears that certain of the information required to be disclosed in this section appear in the sections of your proxy statement entitled "Questions and Answers About the Proposed Transactions" and "Summary." Please revise accordingly.

     Not applicable per withdrawal of Schedule 13E-3. See response to Comment 13 below.

Item I6. Exhibits, page 9
-------------------------

     6. Please file the entire report(s) of Capitalink as an exhibit to the
Schedule 13E-3. This would include all of the materials Capitalink provided to the board in connection with the fairness opinion, including any board books. We may have additional comments on your disclosure in the Schedule 14A once we have had an opportunity to review these materials.

     Not applicable per the withdrawal of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

     7. We note that you incorporate your financial statements by reference into your proxy statement and intend to deliver them with your proxy statement. In this regard, we note the disclosure under "Where You Can Find More Information" on page 83. Please be advised that it does not appear that you are permitted to incorporate this information by reference. In this regard, we note that you are required to provide this information pursuant to Item 14 of Schedule 14A and that you do not appear eligible to incorporate by reference under paragraph (e) to Item 14 of Schedule 14A. Further, we note that paragraph (b) of Item 13 of
Schedule 14A does not appear to be available to you because of the provisions of Paragraph (c)(1)of Item 13 of Schedule 14A. Please revise throughout your proxy statement to remove all statements regarding incorporation by reference and disclose the incorporated information. In addition, please comply with this comment in the section entitled "Executive Compensation" on page 56.

     Comment followed. OraLabs financial statements and section entitled Executive Compensation have been inserted into the Proxy Statement and references to incorporation by reference have been removed.

     8. Please advise us as to the consideration you have given to registering the shares to be issued to the PSHL stockholders under the Securities Act. If you intend to proceed under an exemption from registration, please tell us the exemption you are relying upon and the facts that support your use of this exemption.

Ms. Pamela A. Long
October 13, 2006
Page 4


     The Company does not intend to register under the Securities Act at this time the shares to be issued to PSHL. The Company intends that, as the number of individuals and entities who will be issued shares in connection with the proposed transactions is six, such shares will be issued in reliance upon available exemptions from the registration requirements of the Securities Act in accordance with Section 4(2) of the Securities Act and Regulation S and Regulation D promulgated thereunder.

     9. Please update the historical and pro forma financial statements pursuant to Item 310(g) of Regulation S-B.

     OraLabs historical statements are updated to the June 2006 period. With respect to the financial statements of PSHL, according to regulation S-X Rule 3-12, financial statements of a foreign business which are furnished pursuant to Rules 3-05 or 3-09 because it is an acquired business may be the age specified in Item 8.A of Form 20-F. Item 8.A specifies that the last year of audited financial statements may not be older than 15 months at the time of the offering or listing. Given that the Proxy Statement will be issued after September 30, 2006, audited financial statements for PSHL's year ended June 30, 2006 are in the process of being finalized and will be included in an amended Preliminary Proxy Statement upon completion. In addition, the pro forma financial statements will be updated accordingly.

     10. Throughout the proxy statement, where you discuss the number of shares to be retained by current board members of the Company, present the figure as a percentage of the total outstanding shares after these transactions. Provide the same kind of disclosure for the shares of the Company to be retained by the Schlatter Family Partnership.

     Comment followed.

     11. Please disclose the information required by paragraph (c)(l) of Item 14 of Schedule 14A. In responding to this comment, please note Comment 5 (sic) above.

     Not applicable per withdrawal of Schedule 13E-3. See response to Comment 7 above.

Summary Term Sheet, Page 1
--------------------------

     12. Items 1013 and 1014(a) of Regulation M-A require filing persons on a
Schedule 13E-3 to state the purposes, alternatives, reasons and effects of the going-private transaction and a belief as to the fairness of the going private transaction to your unaffiliated stockholders. The disclosure throughout your proxy statement only discusses these matters with respect to either the "stock exchange agreement" or the "proposed transactions." Please revise the disclosure throughout your proxy statement to provide the purposes, alternatives, reasons, and effects of the going private transaction, and the board of directors' and Mr. Schlatter's finding of the fairness of the going private transaction, not limited to either the stock exchange agreement or the proposed transactions.

Ms. Pamela A. Long
October 13, 2006
Page 5


     Not applicable per withdrawal of Schedule 13E-3.

     13. We note that the information disclosed in this section is largely repeated in each of the "Questions and Answers about the Proposed Transaction" section on page 4 and "Summary" section on page 6. Please consolidate your disclosure in each of these sections to remove repetition and ensure that this section highlights the key aspects of the proposals. For purposes of eliminating the redundancies and grouping like information together, please combine the sections as a single section. Please also combine this section and the "Summary" section. We also strongly suggest that you discuss only procedural questions with short, clear answers in the "Questions and Answers about the Proposed Transaction" section and place the material, substantive disclosure in this section.

     Comment followed. The Questions and Answers section is shortened considerably. Some of the most significant summary disclosure has been moved from the Summary section to the Summary Term Sheet. The Summary Section has been retained to provide important information to shareholders not otherwise contained in the Summary Term Sheet in order to facilitate their understanding of the proposed transactions.

     14. Each filing person on the Schedule 13E-3 should state his or her determination as to the fairness of these transactions to unaffiliated shareholders in the Summary Term Sheet section. Your current disclosure addresses only the conclusion of the Board of Directors and the Special Committee. Please revise.

     Not applicable per withdrawal of Schedule 13E-3.

     15. Summarize the federal tax consequences of these transactions on the Company and the participants.

     Comment followed. See penultimate bullet point in the Summary Term Sheet.

     16. Discuss the accounting treatment of these transactions, or explain why you do not believe this disclosure to be material in the context of these transactions. See Item 1004(a)(1)(xi) of Regulation M-A.

     Comment followed by statement added to the penultimate bullet point in the Summary Term Sheet.

     Supplementally, we advise the Staff as follows:

     The acquisition by OraLabs Holding Corp. ("OraLabs Holdings") of all of the outstanding ownership interests of Partners Success Holdings Limited ("PSHL") will be treated as a recapitalization of PSHL for financial reporting purposes. We believe this treatment is called for in SEC Staff Views ADRP.T. Appendix B which says in part: "The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible will be recorded."

Ms. Pamela A. Long
October 13, 2006
Page 6


     The redemption of 3,629,350 shares of common stock held by the Company's president in exchange for all of the common stock held by OraLabs Holdings in OraLabs, Inc., its wholly owned subsidiary, will be accounted for at the historical cost of the business segment disposed of combined with the subsequent retirement of the shares reacquired as treasury stock. This treatment is consistent with the guidance provided by Emerging Issues Task Force Issue 96-04 "Accounting for Reorganizations Involving Non-Pro-Rata Split-Off of Certain Nonmonetary Assets to Owners."


Special Factors, Page 2
-----------------------

     17. We note that you describe mostly the positive, but not the negative, aspects of the proposed transactions with respect to unaffiliated stockholders. Please revise to provide a more balanced summary. In addition, we note that the disclosure in the first bullet point does not discuss the special factors, but rather refers readers to the relevant section. Please revise to summarize the special factors disclosure.

     Comment followed. The Company added negative aspects of the transactions by specifying additional risks incurred in connection with PSHL's business operations (see Paragraph on Page 3 of the Proxy Statement, commencing with the words "After Closing..."). The Company believes that those risk factor disclosures together with the other negative aspects discussed in this section (significant dilution, possible NASDAQ delisting and conflicts of interest) provide a balanced approach. The Company deleted the heading of the paragraph, "SPECIAL FACTORS", but retained the text of that paragraph.

     18. We note the disclosure in the fourth bullet point and have the following comments:

     o Please disclose whether the members of your special committee are independent.

     o Please disclose that because of Mr. Schlatter's abstention, your board of directors was comprised of the same directors as your special committee.

     Comment followed.

Ms. Pamela A. Long
October 13, 2006
Page 7


     19. We note the disclosure in the sixth bullet point. It appears that quorum and approval are assured because of Mr. Schlatter's voting agreement. Please prominently disclose this fact.

     Comment followed.

     20. We note the disclosure in the seventh bullet point. Please disclose why you believe you will meet all of the requirements for an initial listing on the Nasdaq Capital Market. In this regard, please discuss the initial listing requirements and explain why you will satisfy each requirement. If true, please disclose that it is likely that your common stock will be delisted.

     Comment followed. The Company inserted a discussion of each listing requirement and why it expects such requirement will be satisfied in a separate "NASDAQ Listing" section in the Proxy Statement and listed in the Table of Contents.

     21. We note the disclosure in the last bullet point. Please clarify that you will recirculate a new proxy statement and resolicit the vote if any material condition to the proposals is waived.

     Comment followed.

     22. Please disclose whether dissenters will have a right of appraisal with respect to any of the proposed transactions. In this regard, we note your statement in the last bullet point that says that it is a condition to closing that the holders of no more than 75,000 shares exercise judicial appraisal rights. Elsewhere you suggest that dissenters have no appraisal rights. Please reconcile these disclosures.

     Comment followed. The executed Stock Exchange Agreement includes a condition as to the number of shares of stock that may be the subject of appraisal rights, but subsequent to execution it was determined that dissenters rights were not available. Reference to that condition was removed from the paragraph and replaced with a statement that there are no appraisal rights.

     23. Please disclose the cash and equity payments that will be made to the Belmont Capital Group under its consulting agreement with PSHL upon consummation of the proposed merger. Please also discuss the impact of the equity payments on your nonaffiliated stockholders. In this regard, we note that you discuss the dilution resulting from the share exchange, but not these equity payments.

     Comment followed by insertion of paragraph at end of Summary Term Sheet.

Ms. Pamela A. Long
October 13, 2006
Page 8


Plans for OraLabs, Inc. after Closing of he Proposed Transactions, page 10
--------------------------------------------------------------------------

     24. We note the disclosure here that Mr. Schlatter does not have any "definite material plans or proposals that would take place after the Closing" but that he may consider "possibilities and alternatives" after the proposed transactions. We do not believe that Item 1006(c) of Regulation M-A requires the filer's plans to be definite as prerequisite to disclosure; rather, any possible "plans, proposals or negotiations" relating to transactions of the type listed in Item 1006(c)(1)-(10) should be discussed in the proxy statement.

     Comment followed. The revised disclosure has made it clear that, at this time, Mr. Schlatter is not considering any plans or proposals for OraLabs, Inc. post-closing.

PSHL Business, page 10
----------------------

     25. Please disclose the information required by Items 101(b)(9) and 101(b)(11) of Regulation S-B.

     Comment followed.

     26. Please review the disclosure throughout this section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you make numerous factual statements concerning PSHL's operations, market share, and industry, but you do not always indicate the source supporting these assertions. In addition, please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. If you funded or were otherwise affiliated with any source that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public.

     Comment followed.

     27. The description of PSHL's business is very technical and assumes that a reader is familiar with its industry and terminology. Please revise to describe PSHL's business more clearly. For example, please explain each of the following:

     o    hard-rolled and cold-rolled steel;

     o    specialty precision steal;

     o    high, medium, and low carbon steel; and

     o    acid wash steel.

In addition, we note that you discuss the widths of PSHL's products and those of its competitors. Please explain the significance of width difference to your business and industry.

     Comment followed.

Ms. Pamela A. Long
October 13, 2006
Page 9


     (2) Products, page 11
     ---------------------

     28. We note the disclosure in the third sentence of the second paragraph. Please disclose whether PSHL's new production facility has been completed.

     Comment followed.

     (3) Raw Materials, page 12
     --------------------------

     29. We note the disclosure in the first sentence of the first paragraph and have the following comments:

     o    Please disclose the source(s) of the other 65% of the raw materials.

     o Please disclose whether PSHL has an agreement with Bao Steel Group Corporation. If so, please disclose the material terms of this agreement.

     o Please disclose whether PSHL is dependent on any of its suppliers, or whether its raw materials are readily available from other sources.

     Comment followed.

Competition, page 13
--------------------

     30. Please explain why PSHL is not in direct competition with the "local Chinese steel giants." In this regard, we note that it appears that one of its primary competitors is affiliated with BaoSteel Group Corporation.

     Comment followed.

Intellectual property, page 13
------------------------------

     31. Please explain the affiliation between PSHL and Shanghai Te'an-Yikai Bearing Co.

     Comment followed.

Risk Factors, page 16
---------------------

     32. Please add a risk factor discussing the risks associated with the fact that it may be difficult for stockholders to enforce judgments obtained in the United States against PSHL.

     Comment followed.

Ms. Pamela A. Long
October 13, 2006
Page 10


     33. Please add a risk factor discussing PSHL's leveraged position. Please also add a risk factor discussing PSHL's annual debt obligations and the impact of a 1% increase in its interest rates on these obligations.

     Comment followed.

Executive Compensation, page 23
-------------------------------

     34. Please disclose the information required by Items 402(c), (d), (f), and
(g) of Regulation S-B.

     Comment followed.

Summary Historical Financial Data for OraLabs, page 24
------------------------------------------------------

     35. Please provide all office summary financial statement disclosure required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges disclosure computed in a manner consistent with Item 503(d) of Regulation M-A, the book value per share, and the income per common share from operations.

     Not applicable per withdrawal of Schedule 13E-3.

PSHL's Management's Discussion and Analysis or Plan of Operations, page 26
--------------------------------------------------------------------------

     36. Under a separate-titled caption, please discuss in greater detail PSHL's plans with respect to its new production facilities, including the timetable and costs.

     Comment followed.

     37. Please discuss how PSHL has funded and will fund its new production facilities and other planned capital expenditures.

     Comment followed.

Caution Regarding Forward-Looking Information, page 26
------------------------------------------------------

     38. Please delete the reference to Section 27A of the Securities Act and
Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 are not available to your company at this time. Please refer to Section 27A(b)(1)(E) of the Securities Act and Section 21E(b)(1)(E) of the Exchange Act.

     As a result of the Company's withdrawal of the Schedule 13E-3, the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are available to OraLabs and the requested references have not been deleted.

Liquidity and Capital Resources, page 30
----------------------------------------

Ms. Pamela A. Long
October 13, 2006
Page 11


     39. Please discuss PSHL's outstanding indebtedness, including the principal amount currently outstanding, the interest rate, the maturity date and any other material terms. Please also discuss whether PSHL is subject to any restrictive covenants under the terms of its indebtedness and, if so, whether PSHL was in compliance with these covenants as of the most recent practicable date.

     Comment followed.

     The Proxy Statement has been revised to reflect PSHL's outstanding indebtedness as of March 31, 2006, including the interest rate, maturity date and other material terms. To the Company's knowledge, the indebtedness is not subject to any restrictive covenants under the terms of PSHL's loan agreements with its lenders.


Special Factors, page 35
------------------------

     40. Rule 13e-3(e)(1)(ii) requires that the Special Factors section appear near the front of the document. Please move this section forward so that it appears after your term sheet and summary information, but before the description of PSHL's business, results of operations and management.

     Not applicable per withdrawal of Schedule 13E-3.

Background of the Proposed Transactions, page 35
------------------------------------------------

     41. Please specify the kind of proposed transaction that was considered by the independent committee in the spring/summer 2002.

     The disclosure has been revised to clarify that transaction was a proposed reverse merger. See response to Comment 42 below.

     42. See our last comment. Disclose the material terms of any proposals or proposed transactions which the Company considered that are described in this section. Your expanded disclosure should include the form of the proposed transaction, as well as any other material terms proposed or agreed upon by the parties.

     Neither the Company nor the Special Committee has received or considered competing proposals since entering into discussions with PSHL. The Company does not believe that the particular terms of proposals considered in past years are material or relevant to the investors who are evaluating the merits of the transactions described in the Proxy Statement. The Company's existing disclosure in this section includes: (a) the types of transactions proposed and the time periods involved with respect to transactions proposed over the past several years, (b) that it had extensive negotiations with NVC Lighting Holdings Limited in 2004 and thereafter, and (c) that a Preliminary Proxy Statement concerning the NVC transaction was filed with the SEC in August 2005. The Company believes that the discussion in the Background of the Proposed Transactions section sufficiently discloses reasons why the Company began considering reorganization transactions as early as 2001 and the general process utilized by the Company and its special committee in reviewing and negotiating transactions in which it was interested.

Ms. Pamela A. Long
October 13, 2006
Page 12


     43. Please discuss the extent of the due diligence that was conducted by the special committee versus its reliance on due diligence conducted by Mr. Schlatter, and the board of directors' determination to proceed with negotiating an agreement with PSHL based on the diligence conducted by the special committee or Mr. Schlatter, as the case may be.

     Comment followed.

     44. Please identify the legal and financial advisers for each of the special committee and the board of directors.

     Comment followed by adding two sentences at the end of the paragraph that begins "The parties began the negotiations...." Legal counsel to the special committee is Theresa M. Mehringer, Esq., Burns Figa & Will, P.C., 6400 S. Fiddlers Green Circle, Suite 1030, Englewood, CO 80111.

     45. Identify the "representative of various companies in China" who contacted the non-employee directors in late 2003 and 2004. In addition, explain how such representative identified the Company and whether it performed any analyses regarding potential transactions.

     The Company does not believe that the identity of that individual in China is relevant to the proposed transactions or will assist shareholders in evaluating the transactions described in the Proxy Statement. To the Company's knowledge, that representative did not perform any analyses of potential transactions involving the Company. Accordingly, this comment was not followed.

     46. Please discuss in reasonable detail the events that occurred between December 3, 2005 and January 9, 2006 that led to the signing of the letter of intent.

     Comment followed by adding text to the subject paragraph.

     47. We note the disclosure in the third to last paragraph regarding the negotiations over the definitive agreement. Please discuss these negotiations in reasonable detail, including each significant issue and how it was resolved. For example, explain how you negotiated the percentage of shares to be delivered to PSHL stockholders. Discuss the negotiations concerning the fact that PSHL did not want the unaffiliated stockholders of your company to have a separate vote on the matter. Explain how the terms of the redemption and transfer of assets to Mr. Schlatter were determined.

     In response to your comment, the Company inserted a discussion of how the parties arrived at the figure of 94 percent control to be issued to the PSHL stockholders, a discussion about the parties' positions concerning a separate vote of unaffiliated shareholders, and a discussion about the terms of the stock redemption and transfer of the subsidiary. The Company also included a cross reference to the discussion about the tax indemnity by OraLabs, Inc. which arose after execution of the Stock Exchange Agreement and was documented in the First Amendment to the Stock Exchange Agreement. The Company does not believe that a discussion of other issues would be meaningful or material to investors, as other issues were not unique to the proposed transactions but constituted typical negotiations for transactions of this kind.

Ms. Pamela A. Long
October 13, 2006
Page 13


Recommendation of the Special Committee and Board... page 39
------------------------------------------------------------

     48. The disclosure throughout this section is conclusory. Please revise to describe in greater detail the benefits and detriments of the going private transaction and how each factor impacted the fairness determination. See Instructions 1 and 2 to Item 1013 of Regulation M-A. That is, rather than simply listing the factors considered by the Board and the Special Committee, explain how each factor was analyzed to reach a determination as to fairness. Please also comply with this comment under the heading "Benefits and Detriments of the Proposed Transactions to OraLabs' Nonaffiliated Shareholders" on page 41.

     Not applicable per withdrawal of Schedule 13E-3.

     49. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are typically relevant to an assessment of fairness in a going private transaction. Although the structure of this transaction is unusual in the sense that shareholders of the Company are not being cashed out, the Special Committee and the Board's analysis of what unaffiliated shareholders will receive in these transaction is highly material. Therefore, expand this section to discuss how the Special Committee and or the Board considered these factors, or why they were not considered relevant in the context of this transaction. In addition, discuss any other methods of valuation considered, and how they impacted the Committee's and the Board's analyses.

     Not applicable per withdrawal of Schedule 13E-3.

     50. Refer to our last comment above. Please disclose the information required by Item 1014(a) of Regulation M-A as it applies to Mr. Schlatter and any additional filing persons added on the Schedule 13E-3. Please also disclose the information required by Item 1014(b) of Regulation M-A with respect to each filing person as well.

     Not applicable per withdrawal of Schedule 13E-3.

     51. Here or in a separate section of the proxy statement, include the disclosure required by Item 1013 of Regulation M-A. Specifically, focus on the reasons for the structure of this transaction, and why alternative forms were apparently not considered. For example, did the parties consider a means of taking the Company private that would have provided the opportunity for unaffiliated shareholders to elect cash (such as an issuer tender offer)? What is the reason for undertaking this transaction at this time? Provide the relevant disclosure from the perspective of each filer on the Schedule 13E-3. In addition, we direct your attention to the disclosure required by Instruction 3 of Item 1013, with respect to the interest of affiliates in the transactions.

Ms. Pamela A. Long
October 13, 2006
Page 14


     Not applicable per withdrawal of Schedule 13E-3. However, the Company added the penultimate paragraph in the subsection entitled "Special Committee" that discusses why a structure such as an issuer tender offer was not negotiated.

OraLabs Board of Directors, page 39
-----------------------------------

     52. See our comments above. Please disclose the information required by the second sentence of Item 1014(a) of Regulation M-A.

     Not applicable per withdrawal of Schedule 13E-3.

     53. It appears that your Board of Directors believes that the going private transaction is procedurally fair despite the conflicts of interest of the members of the special committee. Please explain how it made this determination in light of the fact its members were the same as that of the special committee.

     Not applicable per withdrawal of Schedule 13E-3. However, as disclosed in the Proxy Statement, the Board of Directors believes that the transactions are fair because the Special Committee retained both a financial advisor to determine the fairness of the transactions from a financial point of view and separate legal counsel. Despite that the two non-employee directors who serve as the members of the Special Committee are receiving shares of common stock of the Company as part of the Closing, the Board of Directors, including Mr. Schlatter, believe that the retention of independent advisors and the receipt of a third-party fairness opinion significantly safeguard the interests of the unaffiliated shareholders in the transactions.

     54. See our last comment above. Discuss why each filer believes the proposed transaction to be procedurally fair, even in the absence of the procedural safeguards set forth in Item (c), (d), and (e) of Item 1014 of Regulation M-A.

     Not applicable per withdrawal of Schedule 13E-3.

     55. We note that you plan to issue 300,000 shares to the members of your special committee. We also note that you intend to register these shares on Form S-8. Please discuss this plan under Proposal 3.

     Comment followed. A sentence from the subject paragraph has been moved to the discussion of Proposal 3, so that Proposal 3 includes the entire discussion in the Proxy Statement of the 2006 Director Stock Plan. The Company believes that the discussion of the Plan is sufficient as it is not intended that any shares will be issued under that Plan except for the 300,000 shares to be issued to the non-employee directors.

Opinion of Financial Advisor.... page 42
----------------------------------------

     56. Under "Valuation Overview" or in another subsection discussing Capitalink's analysis of these proposed transactions, present the value of the "consideration" to be received by OraLabs Holdings' shareholders as a result of their ownership of the assets of PSHL, as determined by the fairness advisor.

Ms. Pamela A. Long
October 13, 2006
Page 15


     Capitalink states that the nonaffiliated OraLabs shareholders do not receive any "consideration" per se. In determining the fairness of the Transaction, Capitalink compared the indicated pre-Transaction value range of the nonaffiliated OraLabs shareholders' interest to the post-Transaction indicated value range of the nonaffiliated OraLabs shareholders' interest.

     57. We note the disclosure in the second paragraph on page 43 that Capitalink does not believe that the increased authorized capital stock will impact the value of your company or its fairness opinion. Please disclose the reasons why.

     Capitalink believes that the increase in the authorized stock does not impact the value of the Company or its fairness opinion for the following reasons:

     a. Authorized but unissued shares represent a future, potential dilution to all of the Company's shareholders, not just the nonaffiliated OraLabs shareholders. However, that potential dilution is on a percentage ownership basis, not on a valuation basis. Only if the directors issue the unissued shares below the then fair value would there be any dilutive effect to all the then-existing shareholders.

     b. The Company is seeking the approval of the increase in the number of authorized shares of common stock and states that a number of such shares could be issued in connection with potential equity financings. Therefore, if, at any time in the future, the Company decides to issue additional shares, it is likely that it will receive consideration (cash, etc.) that would increase the value of the Company, offsetting the dilution to its nonaffiliated shareholders caused by the issuance of shares.

     58. We note the disclosure in third to last paragraph on page 46 that Capitalink did not consider the loss of liquidity or market value resulting from the delisting of the common stock. Please disclose how this impacted the fairness opinion.

     Capitalink did not consider a loss of liquidity or market value resulting from a potential delisting from NASDAQ as the Company's volume has historically been extremely low. The Company announced the contemplated transaction on April 6, 2006. Capitalink reviewed the Company's trading volume prior to that date and noted that the liquidity of the Company's shares was low during the preceding twelve and twenty-four months, as evidenced by a median daily volume of 7,380 and 6,265 shares, respectively. The trading volume prior to the announcement of the previously contemplated transaction (with NVC lighting) was even lower during the preceding twelve and twenty-four months, as evidenced by a median daily volume of 1,320 and 400 shares, respectively.

     59. Did Mr. Schlatter or any other filing person on the Schedule 13E-3 engage a financial advisor? If so, please provide the disclosure required by
Item 1015 of Regulation M-A.

Ms. Pamela A. Long
October 13, 2006
Page 16


     Not applicable per the withdrawal of the Schedule 13E-3. The Company supplementally advises the Staff that neither Mr. Schlatter nor any other person engaged a financial advisor, other than the Special Committee's engagement of Capitalink.

     60. Under a separate-titled caption, please disclose the projections of the Company and PSHL that Capitalink used in preparing its fairness opinion. In addition, summarize the material assumptions underlying those projections.

     The Company does not believe that the projections used by Capitalink are required to be publicly disclosed in the Proxy Statement. The Company believes that the material information to investors is that an independent third party having the background described in the Proxy Statement issued a fairness opinion with respect to the transactions, on the basis of and subject to the limitations described in the Proxy Statement. Furthermore, in the "PSHL Discounted Cash Flow Analysis" section, Capitalink identified specific revenue projections, EBITDA projections and cost of debt projections that it utilized to conduct its analysis.

Proposal 4. Approval of the Sale.... page 64
--------------------------------------------

     61. Please disclose the material terms of the sale. For example, how are the shares to be valued for purposes of the sale?

     Comment followed. The shares will be purchased at the greater of $4.00 per share or the market value determined by the average trading price of the common stock.

     62. Please disclose the material terms of the indemnity obligation.

     Comment followed. We moved the discussion of the tax indemnity, which previously was included in the general discussion of the Exchange Agreement, to a separate subheading ("Tax Indemnity") within the "Exchange Agreement" section to make it easier to locate.

Proposal 7. Election of Directors, page 65
------------------------------------------

     63. Please disclose the information required by paragraphs (d), (f), (g), and (h) of Item 7 of Schedule 14A.

     Comment followed.

Financial Statements
--------------------

     64. The disclosure in Note 3 to the 6/30/05 financial statements states that PHSL was exempted from any enterprise income tax obligations for the 2 years then ended. Commencing 7/1/05, the exemption has been reduced to 50%. Please add a footnote to the pro forma financial statements informing readers that future tax provisions are expected to differ materially from the historical tax provisions. See the guidance in Article 11-02(b)(4) of Regulation S-X.

Ms. Pamela A. Long
October 13, 2006
Page 17


     The third paragraph of the "Enterprise Income Tax" section within Note 3 to the 6-30-05 financial statements has been replaced with the following:

     During the fiscal year ended June 30, 2004, the Tax Authority granted Shanghai Chengtong Precision Strip Company Limited a 100% tax holiday from enterprise income taxes for the first two years commencing during the first profitable year after prior losses have been deducted along with a 50% exemption for three additional years thereafter. Income for the fiscal year ended June 30, 2004 was offset by prior years losses; therefore, PSHL is permitted to extend its 100% tax holiday through the fiscal year ended June 30, 2006. Future tax provisions commencing during the fiscal year ended June 30, 2007 are expected to differ materially from the historical tax provisions.

     65. Note 13 to the 3/31/06 financial statements states that a 100% tax holiday was granted for the year ended 6/30/06. Please reconcile this disclosure with the disclosure in the 6/30/05 financial statements that says that the 100% tax holiday was for the years ended 6/30/04 and for 6/30/05.

     The disclosure in Note 13 to the 3/31/06 financial statements is reconciled with disclosure in the June 30, 2005 financial statements as a result of the revisions made in response to Comment 64.

     66. Please disclose in the filing why there are no deferred tax assets or liabilities reflected in the financial statements. Presumably, there are some transactions which have been accounted for differently for tax purposes than for financial statement purposes i.e. depreciation, loss accruals, NOL's, unearned revenue, etc. Please see the corresponding disclosures required by SFAS 109.

     PSHL has only one material timing difference between the reporting of income and expenses for book and tax purposes. That difference arises from the fact that the taxing authorities in China require a 10% salvage value when computing depreciation expense. For financial reporting purposes no salvage value is taken into consideration in computing depreciation expense. As of June 30, 2005, the cumulative timing difference is $112,409, which gave rise to a deferred tax asset of $37,121. The company elected not to record this deferred asset as it was immaterial and its realization could not be assured due to the effects of the tax holiday.

     67. We note the reclassification described in Note 8 to the 3/31/06 financial statements. Please provide a detailed accounting analysis that clearly explains the GAAP basis for capitalizing the $5,435,474 as construction in progress. Describe the specific procedures management used to determine that all of the cash advanced to Shanghai Tuorong was spent on costs that directly benefit PHSL. Explain the business purpose for the significant, interest-free loans granted to Shanghai Tuorong. Describe the reasons why Shanghai Tuorong has been characterized as "related company." Further, tell us when PHSL expects to acquire Shanghai Tuorong. In this regard, please note the financial statement requirements in Item 310(c) of Regulation S-B.

Ms. Pamela A. Long
October 13, 2006
Page 18


     Shanghai Tuorong is owned by and has the same directors as PSHL. As stated in the Proxy Statement, Shanghai Tuorong holds a land-use right to the existing Shanghai property where the existing factory and the new production facility are located. The company is in the process of transferring the land-use rights from Shanghai Tuorong to Shanghai Chengtong; however, this is a long and involved process which has been ongoing for some time. The company anticipates the transfer of land use rights will be completed by December 31, 2006.

     As construction of the existing factory and new production facilities were made on land use rights held by Shanghai Tuorong, certain contracts have been signed by Shanghai Tuorong for and on behalf of Shanghai Chengtong. Accordingly, Shanghai Chengtong has had to make cash advances to Shanghai Tuorong for various payments to various contractors and subcontractors (commitments were entered into by Shanghai Tuorong on behalf of Shanghai Chengtong). These advances were to meet the financial commitments undertaken by Shanghai Tuorong on behalf of Shanghai Chengtong solely for the benefit of Shanghai Chengtong.

     Management believes that since PSHL had started the process of transferring the land use rights from Shanghai Tuorong to Shanghai Chengtong and since all the advances were for construction on the new facility which will be owned by Shanghai Chengtong, reflecting these advances as construction in progress provide a more accurate presentation of PSHL's financial position.

     Item 310(c) of Regulation SB states "If a business combination accounted for as a purchase has occurred or is probable, or if a business combination accounted for as a "pooling of interest" is probable, financial statements of the business acquired or to be acquired shall be furnished for the periods specified in paragraph (c)(3) of this Item".

     Rule 11-01(d) of Regulation S-X provides a definition of "business". This regulation states "For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entities operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances that should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are as follows:

     (1) Whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction; or

     (2) Whether any of the following attributes remain with the component after the transaction:

Ms. Pamela A. Long
October 13, 2006
Page 19


     (i)    Physical facilities,
     (ii)   Employee base,
     (iii)  Marketing distribution system,
     (iv)   Sales force,
     (v)    Customer base,
     (vi)   Operating rights,
     (vii)  Production techniques, or
     (viii) Trade names".

     Management believes that Shanghai Tuorong does not meet the definition of a business as the only asset it owns is land use rights. It has no operations, no employee base, no marketing system, no sales force, no customer base, no operating rights, no production techniques, and no trade names. Therefore, Management of PSHL does not believe that the requirements of Rule 310(c) of Regulation S-B are applicable.

Annex 2 - Opinion of Capitalink
-------------------------------

     68. In the description of the transactions, please revise paragraph (iii) to clarify, if true, that the issuance of 100,000 shares will be to OraLabs, Inc., which will be wholly owned by Mr. Schlatter. In addition, the last full paragraph on page 1 refers to paragraph i), which seems to be in error. Please revise.

     Comment followed by correcting the first item. The reference to "paragraph
i)" is correct, as that paragraph refers to the transaction that may give rise to a tax.

     In response to the Staff's request on the last page of the Comment Letter for a written statement from the Company in respect of certain additional matters, the Company acknowledges such request and confirms that it understands its obligations under applicable U.S. federal securities laws. We are willing to discuss such request further with you at an appropriate time.

                                Very truly yours,

                                KOFF, CORN & BERGER, P.C.

                                /s/ Douglas B. Koff

                                Douglas B. Koff

DBK\gm
cc:      Henry F. Schlueter, Esq., Schlueter & Associates, P.C.
         Barbara A. Jones, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP Capitalink, L.C.
         Charles Gray
         OraLabs Board of Directors